# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARVINAS, INC., CIK 0001655759
CUSIP: 04335A105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 395 WINCHESTER AVE, 5 Science Park, New Haven, Connecticut (CT), 06511
Date of event which requires filing of this statement: 08/15/2025
Amends the filing with accession number 0000935836-25-000426
Filed by CIK 0001792126
Persons authorized to receive notices and communications: Derek Gould, Logos Global Management LP, One Letterman Dr. Bldg C, Suite C3-350, San Francisco, California (CA), 94129, (415) 801-4660

## Reporting persons
- Logos Global Management LP (CIK 0001792126): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,300,000; sole dispositive power 0; shared dispositive power 6,300,000; aggregate amount beneficially owned 6,300,000 (8.6% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,300,000; sole dispositive power 0; shared dispositive power 6,300,000; aggregate amount beneficially owned 6,300,000 (8.6% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Logos Global Master Fund LP (CIK 0001831371): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (6.8% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Logos GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (6.8% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Logos Opportunities Fund IV GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (1.8% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Logos Opportunities Fund IV LP (CIK 0001981151): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (1.8% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Arsani William (CIK 0001848372): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,300,000; sole dispositive power 0; shared dispositive power 6,300,000; aggregate amount beneficially owned 6,300,000 (8.6% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.
- Graham Walmsley (CIK 0001777517): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (1.8% of the class)
  Comment: Percentage based on 73,417,595 shares of Common Stock outstanding as of August 1, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ARVINAS, INC.
Address of issuer's principal executive offices: 395 WINCHESTER AVE, 5 Science Park, New Haven, Connecticut (CT), 06511

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Logos Global Management LP, a Delaware limited partnership ("Logos Global")

Logos Global Management GP LLC, a Delaware limited liability company ("Logos Global GP")

Logos Global Master Fund LP, a Delaware limited partnership ("Global Fund")

Logos GP LLC, a Delaware limited liability company ("Logos GP")

Logos Opportunities IV GP LLC, a Delaware limited liability company ("Logos Opportunities GP")

Logos Opportunities Fund IV LP, a Delaware limited partnership ("Opportunities Fund")

Arsani William

Graham Walmsley

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Stock except to the extent of that person's pecuniary interest therein.
Residence or business address: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129.
Present principal occupation or employment: Logos Global is the investment adviser to Opportunities Fund and Global Fund (the "Funds"). Logos Global GP is the general partner of Logos Global. Logos GP is the general partner of Global Fund. Logos Opportunities GP is the general partner of Opportunities Fund. Dr. William is the control person of Logos Global, Logos Global GP and Logos GP. Dr. William and Dr. Walmsley are control persons of Logos Opportunities GP. Dr. William is the portfolio manager of the Global Fund. Dr. William and Dr. Walmsley are the portfolio managers of Opportunities Fund.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Global Fund acquired 3,200,000 shares of the Stock between May 1, 2025 and August 18, 2025 on the open market through the Nasdaq Stock Market for a total purchase price of $23,534,011.75.

In addition, Global Fund acquired 15,000 call options for a total purchase price of $37,188.00 on the open market through the Nasdaq Stock Market exercisable within 60 days for delivery of 1,500,000 shares of the Stock. On August 15, 2025, Global Fund exercised the options to acquire 1,500,000 shares of the Stock for a total purchase price of $7,500,000.

Opportunities Fund acquired 1,300,000 shares of the Stock between June 9 and June 10, 2025 on the open market through the Nasdaq Stock Market for a total purchase price of $10,067,317.13.

The Funds used their working capital to make the foregoing purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons acquired the securities for investment purposes. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional securities in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the securities now owned or hereafter acquired by any of them. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

On June 10, 2025, the Reporting Persons sent an email to members of the board of directors of the Issuer respectfully recommending a strategic reset of the company's direction and structure. Specifically, the letter urged the board to consider a special distribution to stockholders, to refrain from further investment in the early-stage pipeline, and to adopt a leaner operating model focused on preserving cash. In addition, we believe that the company should not move forward independently on its lead asset absent the involvement of a committed strategic partner.

On August 7, 2025, the Reporting Persons sent a letter to the management and board of directors of the Issuer. In that communication, the Reporting Persons expressed appreciation for the constructive dialogue to date with senior leadership and the board, while recommending that the company adopt an urgent strategic reset to restore shareholder confidence and preserve value. Specifically, the letter urged the board to (i) return $700 million of capital to stockholders, (ii) substantially reduce operating expenses and right-size the organization, (iii) allow the company's valuation to rebase around its core science, (iv) execute a 1-for-5 reverse stock split to facilitate institutional re-engagement, and (v) rebuild the company's credibility through disciplined capital allocation and business development.

Except with respect to the foregoing, the reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the reporting persons may recommend additional actions to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

Logos Global: 6,300,000
Logos Global GP: 6,300,000
Global Fund: 5,000,000
Logos GP: 5,000,000
Logos Opportunities GP: 1,300,000
Opportunities Fund: 1,300,000
Arsani William: 6,300,000
Graham Walmsley: 1,300,000

Aggregate percentage of the class of Stock beneficially owned by the reporting persons:

Logos Global: 8.6%
Logos Global GP: 8.6%
Global Fund: 6.8%
Logos GP: 6.8%
Logos Opportunities GP: 1.8%
Opportunities Fund: 1.8%
Arsani William: 8.6%
Graham Walmsley: 1.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

Logos Global: 0
Logos Global GP: 0
Global Fund: 0
Logos GP: 0
Logos Opportunities GP: 0
Opportunities Fund: 0
Arsani William: 0
Graham Walmsley: 0

(ii) Shared power to vote or to direct the vote:

Logos Global: 6,300,000
Logos Global GP: 6,300,000
Global Fund: 5,000,000
Logos GP: 5,000,000
Logos Opportunities GP: 1,300,000
Opportunities Fund: 1,300,000
Arsani William: 6,300,000
Graham Walmsley: 1,300,000

(iii) Sole power to dispose or to direct the disposition of:

Logos Global: 0
Logos Global GP: 0
Global Fund: 0
Logos GP: 0
Logos Opportunities GP: 0
Opportunities Fund: 0
Arsani William: 0
Graham Walmsley: 0

(iv) Shared power to dispose or to direct the disposition of:

Logos Global: 6,300,000
Logos Global GP: 6,300,000
Global Fund: 5,000,000
Logos GP: 5,000,000
Logos Opportunities GP: 1,300,000
Opportunities Fund: 1,300,000
Arsani William: 6,300,000
Graham Walmsley: 1,300,000
Transactions in the class effected during the past sixty days:
The reporting persons engaged in the following transactions in the Issuer's securities in the 60 days preceding the date of this Schedule 13D. All transactions were effectuated in the open market through a broker. In addition, on August 15, 2025, Global Fund exercised the options to acquire 1,500,000 shares of the Stock for a total purchase price of $7,500,000.

Fund Security Trade Date Quantity Purchased (Sold) Trade Price Price
Global Fund Call Option 6/20/25 (15,000) $2.6500
Global Fund Call Option* 6/20/25 15,000 $2.4500
Global Fund Common Stock 7/1/25 25,000 $7.7677
Global Fund Common Stock 7/2/25 25,000 $7.8678
Global Fund Common Stock 7/2/25 100,000 $7.9588
Global Fund Common Stock 7/2/25 1,513 $7.8899
Global Fund Common Stock 7/2/25 58,487 $8.0006
Global Fund Common Stock 7/3/25 40,000 $7.9658
Global Fund Common Stock 7/7/25 50,000 $7.8494
Global Fund Common Stock 7/7/25 25,000 $7.8621
Global Fund Common Stock 7/8/25 50,000 $8.0638
Global Fund Common Stock 7/8/25 25,000 $7.9826
Global Fund Common Stock 7/9/25 100,000 $7.8221
Global Fund Common Stock 7/9/25 100,000 $7.8642
Global Fund Common Stock 7/17/25 400,000 $7.6300
Global Fund Common Stock 8/13/25 25,000 $7.2638
Global Fund Common Stock 8/13/25 25,000 $7.2221
Global Fund Common Stock 8/13/25 25,000 $7.1390
Global Fund Common Stock 8/13/25 25,000 $7.0930
Global Fund Common Stock 8/13/25 50,000 $7.1166
Global Fund Common Stock 8/14/25 15,000 $7.0877
Global Fund Common Stock 8/14/25 35,000 $7.0894
Global Fund Common Stock 8/15/25 60,000 $7.0233
Global Fund Common Stock 8/15/25 100,000 $7.0563
Global Fund Common Stock 8/18/25 140,000 $7.1900

**Represents the roll forward of the expiration date of 15,000 call options listed on Nasdaq exercisable within 60 days for delivery of 1,500,000 shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Logos Global is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Logos Global the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, Logos Global and its affiliates are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Logos Global is entitled to fees based on assets under management and realized and unrealized gains.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

## Signatures
- Logos Global Management LP: /s/ Arsani William, Arsani William. Managing Partner (08/21/2025)
- Logos Global Management GP LLC: /s/ Arsani William, Arsani William, Managing Member (08/21/2025)
- Logos Global Master Fund LP: /s/ Arsani William, Arsani William, Managing Member of Logos GP LLC, General Partner of Logos Global Master Fund LP (08/21/2025)
- Logos GP LLC: /s/ Arsani William, Arsani William, Managing Member (08/21/2025)
- Logos Opportunities Fund IV GP LLC: /s/ Arsani Willliam, Arsani William, Managing Member (08/21/2025)
- Logos Opportunities Fund IV LP: /s/ Arsani William, Arsani William, Managing Member of Logos Opportunities IV GP LLC, General Partner of Logos Opportunities Fund IV LP (08/21/2025)
- Arsani William: /s/ Arsani William, Arsani William, Reporting Person (08/21/2025)
- Graham Walmsley: /s/ Graham Walmsley, Graham Walmsley, Reporting Person (08/21/2025)